                                                                                                           FILED VIA EDGAR

October 21, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           Re:        CM Advisors Family of Funds
File Nos. 811-21260

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find a copy of the Financial Institution Investment Company Asset Protection Bond (the "Bond") for CM Advisors Family of Funds (the “Trust") under Exhibit 99.1.

Also enclosed is a copy of the Board meeting resolutions of the Trust, which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Trust under Exhibit 99.2.

Premiums for the Bond have been paid for the period beginning October 1, 2010 to October 1, 2011.

If you have any questions about this filing, please contact the undersigned at (513) 587-3418.

Very truly yours,

/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary

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